Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

January 27, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Attn: Ms. Lisa Larkin, Esq.

Division of Investment Management – Disclosure Review and Accounting Office

Re: Transamerica Financial Life Insurance Company

Transamerica Structured Index Advantage® Income Annuity NY

Form N-4 (File No. 333-291188)

Accession No. 0001133228-25-011603

Ms. Larkin:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Transamerica Financial Life Insurance Company (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form N-4 (File No. 333-291188) filed with the Commission on October 31, 2025 (together with all exhibits and subsequent amendments thereto, the “Registration Statement”), with such withdrawal to be effective as of the date hereof.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant requests the withdrawal of the Registration Statement because the Registrant has decided not to proceed with the offering at this time. The Registrant confirms that no securities have been issued or will be issued or sold under the Registration Statement.

If the Commission has any questions or requires any additional information with respect to this application for withdrawal, please contact the undersigned at (720) 448-7884, or via email at brian.stallworth@transamerica.com.

Sincerely,

/s/ Brian Stallworth
Brian Stallworth
Assistant General Counsel
Assistant Secretary

Transamerica Financial Life Insurance Company